August 26, 2010

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Your Letter of August 2, 2011

Form 10-K  for the Fiscal Year Ended December 31, 2010

Filed March 22, 2011

File No. 000-53538

Daniel Gordon:

This correspondence is in response to your letter dated August 2, 2011 in reference to our filing of the Form 10-K filed March 22, 2011, File No. 000-53538. Please note our new corporate facsimile number of (702) 475-5222.

Please accept the following responses and note that Registrant filed amended Form 10-K on August 26, 2011.

Comment 1

General

Please ensure your mailing address on future filings is accurate.

Answer: Registrant has noted comment and will update on the amended 10-K

Comment 2

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 17

Intangible and Long-Lived Assets, page 18

We note that you consider accounting for goodwill to be one of your critical accounting policies. Please tell us how you assessed the value of your goodwill during 2010 to determine there was no impairment, and tell us the percentage by which the fair value of goodwill exceeded its carrying value as of the date of the most recent test.

Answer: During 2010 goodwill was assessed on a historical basis.  Accordingly the EBITDA was averaged for the years of 2008, 2009 and 2010 and then that average was used as the basis for a five year Net Present Value calculation (assuming a 8.5% rate).  The calculation yielded a fair value of $1,205,634 which represents an excess over fair value of 32.7%.

Comment 3

Item 9A. Controls and Procedures, page 20

Evaluation of and Report on Internal Control over Financial Reporting, page 20

We note from your disclosure on page 21 that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2010. Please amend your filing to disclose management’s conclusion about the effectiveness of your internal controls over financial reporting as of December 31, 2010.

Answer:  Will update in the amended 10-K

Comment 4

Item 12. Security ownership of Certain Beneficial Owners and Management ad related Matters, page 24

We note in your table on page 25 that all directors and executive persons beneficially own 2.15 billion common shares, and that constitutes 55% of the class. Please tell us how this percentage was calculated.

Answer: The undiluted class of common shares total 2,437,676,200 of which Peter Chin owns 1,341,826,893 and Phillip Flaherty owns 6,166,671 which combined total 1,347,993,564 of undiluted common.  The combined total as a percentage of undiluted common shares then equals 55%.  Though the table reflects Peter Chin as having beneficial rights to 2,141,826,893 shares that amount includes 800,000,000 of shares if converted from his ownership of 8,000,000 of class “C” preferred shares.  As the presentation has generated this question and as we will be amending our 10-K filing under your direction of Comment 3 above, we will also amend the table to add further clarity in the amended 10-K.  Please note that we disclosed Mr. Chin as having 88% of the common class (under a converted basis) and that combining Mr. Flaherty with him will not change the percentages.

Comment 5

Report of Independent Registered Public Accounting Firm, page F-2

Please have your auditor revise their report to correct the report date, which should be subsequent to the balance sheet date.

Answer:  The Registrant has filed an Amendment to Form 10-K for the year ending December 31, 2010, on August 26, 2011 that revised the date in the Report of Independent Registered Public Accounting Firm to the correct report date.

Comment 6

Note 4 –Convertible Debentures and Note Payable, page F-12

You disclose that you recorded a gain on extinguishment of debt in the aggregate amount of $141,606. Please tell us what period this gain relates to, and where this amount is recorded in your statements of operations and statements of cash flows. Additionally, please tell us if this amount is related to the $143,747 debt forgiveness, effective February 23, 2010, disclosed in the last paragraph on page F-11.

Answer: The $141,606 relates to the first quarter 2010.  The amount of $141,606 was combined with other miscellaneous transactions of $2,141 for a total forgiveness of $143,747.  As noted on in Note 3 – Related Party Transactions on page F-11 of Form 10-K, the extinguishment was offset by a counter balancing forgiveness resulting in  a loss in the amount of $177,793.  As a result of these transactions we have recorded a net loss on extinguishment of debt in the amount of $34,046.  Accordingly it is reflected in the line item “loss on extinguishment of debt $34,046” in the Statement of Operations on page F – 4 Statement of Cash Flows on F – 6 (see also the Non Cash Activities within the Statement of Cash Flows on F-6).

Comment 7

Note 6 – Stockholders’ Equity, page F-12

We note from your disclosure that on February 1, 2010, Barbara Thorpe was granted 100,000 shares of Preferred Series C Stock, and that you valued the grant at $1,000, based on the value of the underlying shares of common stock, which would value your common shares at $.0001 per share. Please tell us how you determined this was the value of a share of your common stock, and how you determined this transaction should be valued based on the value of your shares, and not based on the value of the services performed, which may be more readily determinable. We note your disclosure on the cover page of your Form 10-K, and elsewhere in the document, that there is no market for your common stock.

Answer: As Ms. Thorpe is a compensated executive in the company, she is already paid a fair value salary for work performed and as such the stock grant is an additional incentive to further inspire efforts to achieve value for the Company.  The Company’s preferred shares are equity instruments as there is no obligation to transfer assets (e.g. cash) related to the shares and they are not mandatorily redeemable.  Though there is no continuously active market for the Company’s shares the activity that has occurred suggest a share price of $.0001 (note the conversion if effectuated would convert at a rate of 100 to 1) and accordingly we valued the grant at $1,000.

Comment 8

Note 6 – Stockholders’ Equity, page F-12

We note from your disclosure that on February 1, 2010, Barbara Thorpe was required to exchange $1 million worth of Preferred Series E shares in PTS for one million dollars’ worth of DBYC Preferred Series B shares, and that you issued her 1 million Preferred Series B shares, each convertible into $1 worth of your common stock. Given that the value of the underlying shares is $1 million, please tell why you have recorded a capital transaction valued at $10 in connection with the issuance of these shares.

Answer: Please note that the preferred share exchange was related to divestiture, no expense was incurred.  The original preferred shares in PTS, Inc. were issued related to PTS, Inc’s purchase of Disability Access Consultants and not related to employment compensation.  It should also be noted that the Company’s preferred shares held by Ms. Thorpe are equity instruments that carry significant restrictions both under conditions of the preferred shares and her bounds as an insider.  The restrictions on the preferred shares coupled with the absence of a continuously active market for the Company’s shares further suggest that the recordation at par value is the fair treatment (along with the disclosures in the notes and tables) separate and apart from the original exchange issuance.

Comment 9

Note 6 – Stockholders’ Equity, page F-12

We note from your disclosure that each share of Series B convertible preferred stock is convertible into $1 worth of common stock, based on the average of the lowest 3 closing prices for the 20 day period prior to conversion. Given the current closing price of your common stock, which appears to be $.001 per share, the Series B preferred shares held by Barbara Thorpe would be convertible into 10 billion common shares. Please confirm this is accurate, and if so, tell us why you have not disclosed this in the table on page 25.

Answer: As there are restrictions on the number of shares Ms. Thorpe can convert, both a limit of 4.99% per conversion within a 60 day notice period and could not hold more than same in the aggregate. The disclosure is made on page 25 in footnote 4 in that it is clearly spelled out that she has rights to $1,000,000 worth of common stock.  Disclosure that Ms. Thorpe has rights to 10 billion shares would be a mathematical statement and not a functional statement and as such would be misleading as she could never convert and hold same in any given period.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer